Rule 424(b)(3)
                                                  File No. 333-34641



PROSPECTUS SUPPLEMENT NO. 1 DATED JANUARY 9, 1998
(TO PROSPECTUS DATED DECEMBER 15, 1997)


                          5,000,000 Shares

                       MILLER INDUSTRIES, INC.
                            Common Stock

     This Prospectus Supplement is part of the Prospectus dated
December 15, 1997 and should be read in conjunction therewith.

     Subsequent to December 15, 1997, the Company has acquired 6 towing service companies in separate transactions, none of which were individually material to the financial results of the Company and, in the aggregate, do not have such a material effect as set forth in Rule 3-05 under Regulation S-X promulgated by the Securities and Exchange Commission. The Company issued an aggregate of approximately 217,835 shares of Common Stock and paid approximately $510,000 of cash in such transactions which have been accounted for under the purchase method of accounting, and issued an aggregate of approximately 98,823 shares of Common Stock in such transactions which have been accounted for under the pooling-of-interests method of accounting.

     At January 9, 1998, the Company had entered into letters of intent to acquire 19 additional towing service companies. These transactions are subject to customary conditions, including completion of due diligence investigations and execution of definitive acquisition agreements, among others. The Company intends to continue to aggressively pursue additional purchases of towing service companies.

     On January 9, 1998, the Company issued a press release announcing that it received a letter from the Department of Justice Antitrust Division stating that it is conducting a civil investigation covering "competition in the tow truck industry." The letter asked that the company preserve its records related to the tow truck industry, particularly documents related to sales and prices of products and parts, acquisitions of other companies in the industry, distributor relations, patent matters, competition in the industry generally, and activities of other companies in the industry.


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    The date of this Prospectus Supplement is January 9, 1998.